Ian Kaminski

+1 617 526 6989(t)
+1 617 526 5000(f)
ian.kaminski@wilmerhale.com

September 26, 2012
By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012 and Amended on June 5, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
Form 8-K Dated July 25, 2012
Filed July 25, 2012
File No. 000-31191

Ladies and Gentlemen:

This letter relates to the letter, dated September 13, 2012, to our client, The Medicines Company (the “Company”), from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).
On behalf of the Company, and as discussed by telephone with Ms. Tabatha Akins of the Staff, this letter is to confirm that the Company will respond to the Staff's comments on or before October 4, 2012.
If you require additional information or wish to discuss the timing of the Company's response, please do not hesitate to contact the undersigned at 617-526-6989, or Stuart M. Falber of WilmerHale at 617-526-6663.
Very truly yours,
/s/ Ian R. Kaminski

Ian R. Kaminski

cc:    Clive A. Meanwell, The Medicines Company
Stephen M. Rodin, The Medicines Company
Stuart M. Falber, WilmerHale